United States securities and exchange commission logo





                          October 19, 2023

       Thanh Lam
       Chief Executive Officer
       Nova LifeStyle, Inc.
       6565 E. Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova LifeStyle,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 13,
2023
                                                            File No. 333-274970

       Dear Thanh Lam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey Li